EXECUTIVE EMPLOYMENT AGREEMENT

THIS EXECUTIVE EMPLOYMENT AGREEMENT (“Agreement”) is effective as of June 25, 2020 (the “Effective Date”) and is entered into by and between Gene Baldwin (“Executive”) and Uncommon Giving Corporation (the “Company”).  The Company and Executive shall each be referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, the Company desires to employ Executive as Chairman of the Board and Executive desires to be employed by the Company in such position;

WHEREAS, the Parties desire to set forth in writing the terms and conditions of their agreement and understandings with respect to Executive’s employment; and

WHEREAS, the Company hereby employs Executive, and Executive hereby accepts employment with the Company beginning on the Effective Date for the period and upon the terms and conditions contained in this Agreement.

NOW, THEREFORE, in consideration of the mutual promises and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I.

TERM AND SERVICES TO BE PROVIDED BY EXECUTIVE

A.Term of Employment. Unless earlier terminated in accordance with Article III, the term of Executive’s employment under this Agreement shall begin on the Effective Date and shall continue in effect for two (2) years from the Effective Date (the “Initial Term”); provided that, unless either Party provides written notice of non-renewal to the other Party no later than ninety (90) days prior to expiration of the Initial Term or any Extended Term, Executive’s employment under this Agreement shall automatically be extended for additional one (1) year terms (the “Extended Term”).  (The Initial Term and any Extended Term are referred to collectively herein as the “Term.”)

B.Position and Responsibilities.  During the Term, Executive shall serve in the capacity of Chairman of the Board and in such other capacities as the Company may from time to time request. Executive’s duties shall be (1) those duties assigned by the Company’s Board of Directors (“Board”), and (2) those duties that can reasonably be expected to be performed by a person in such position or as directed by the Board.  Executive shall report to the Board.

C.Performance.  During Executive’s employment with the Company, Executive shall devote, for no less than twenty (20) hours per week, all of Executive’s professional time, energy, skill and efforts to the performance of Executive’s duties to the Company.  Executive shall exercise reasonable best efforts to perform Executive’s duties in a diligent, trustworthy, good faith and business-like manner, all for the purpose of advancing the interests of the Company.  During Executive’s employment with the Company, Executive shall not be employed by or provide services to any person or business (except for civic, religious or not for profit organizations), other than the Company, unless the Company consents in writing; provided that, the Company hereby acknowledges that Executive is currently engaged with CR3 Partners, LLC in the role of Partner, and, Executive shall be permitted to continue this engagement so long as his work for CR3 Partners, LLC does not interfere with his duties to the Company.  Executive agrees to

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use reasonable best efforts to assure that any civic responsibilities or charitable activities do not interfere with Executive’s duties to the Company.

D.Compliance.  Executive shall act in accordance with high business and ethical standards at all times.  Executive shall comply with the policies, codes of conduct, codes of ethics, written manuals and lawful directives of the Board.  Executive shall comply with all laws of any jurisdiction in which the Company does business (collectively, “Laws”).

E.Representations.  Executive represents and warrants to the Company that Executive (i) is not violating and will not violate any contractual, legal, or fiduciary obligations or burdens to which Executive is subject by entering into this Agreement or by providing services for the Company; and (ii) is under no contractual, legal, or fiduciary obligation or burden that will interfere with Executive’s ability to perform services for the Company.  Executive shall not disclose to the Company or induce the Company to use any confidential or proprietary information or material belonging to any previous employer or others.

ARTICLE II.

COMPENSATION FOR SERVICES

As compensation for all services Executive will perform for the Company, unless earlier terminated in accordance with Article III, the Company shall pay Executive, and Executive shall accept as full compensation, the following:

A.Compensation.  Beginning on January 1, 2021 and for the duration of the Term, the Company shall pay Executive an annual salary of $125,000 (“Base Salary”), less applicable payroll taxes and withholdings, payable in accordance with the Company’s normal payroll practices.  The Company’s Compensation Committee (“Compensation Committee”) may assess and adjust the Base Salary upward on an annual basis during the Term in the Compensation Committee’s sole discretion.  References herein to the Base Salary shall include any such upward adjustment made.  In addition to the Base Salary, Executive shall be eligible for such other awards as determined by the Compensation Committee, including but not limited to stock appreciation rights.

B.Bonus.  Beginning on January 21, 2021 and for the duration of the Term, Executive shall be eligible to receive an annual bonus in an amount up to 40 percent of the Base Salary (“Annual Bonus”) based on the sole discretion of the Compensation Committee.  Except as otherwise provided by Article III.A.(ii) below, Executive is only entitled to an Annual Bonus if he is employed on December 31st of the year for which the Annual Bonus is paid. The Compensation Committee may assess and adjust the Annual Bonus on an annual basis in the Compensation Committee’s sole discretion.  The Annual Bonus, if any, shall be paid by the Company on or before March 15th of the year after the year to which the Annual Bonus relates.

C.Expenses.  The Company agrees that, during Executive’s employment, the Company shall reimburse Executive for out-of-pocket expenses reasonably incurred in connection with Executive’s performance of Executive’s services hereunder, in accordance with the Company’s expense reimbursement policies and practices.

D.Benefits.  Executive may participate in any group health insurance plan, 401k plan, disability plan, group life plan and any other benefit or welfare program or policy that is made generally available, from time to time, to other employees of the Company, on a basis consistent with such participation and subject to the terms of the documents governing such plan, program or policy, as such plans, programs or policies may be modified, amended, terminated, or replaced from time to time by the Company, in its sole discretion.

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ARTICLE III.
TERMINATION

A.Termination During Term of Employment.  During the Term, either Party may terminate Executive’s employment at any time upon ninety (90) days written notice of termination, except that the Company need not provide notice for termination of Executive’s employment with Cause or upon Executive’s death or Disability (as defined below) (“Notice Period”).  Upon termination of Executive’s employment, for any reason, the Company shall pay Executive (1) any unpaid Base Salary accrued through the date of termination, and (2) any unreimbursed expenses properly incurred prior to the date of termination (the “Accrued Obligations”), within the time period required by applicable law.

(i)Termination by the Company for Cause or death or Disability or by Executive without Good Reason.  In the event that, during the Term: (1) the Company terminates Executive’s employment with the Company for Cause (as defined below); (2) the Company terminates Executive’s employment upon his death or Disability; or (3) Executive terminates his employment without Good Reason, then the Company shall have no further liability or obligation to Executive under this Agreement or in connection with Executive’s employment hereunder, except that the Company shall pay the Accrued Obligations, within the time period required by applicable law.  For purposes of this Agreement: “Cause” means the occurrence of any of the following events: (a) an act or acts of theft, embezzlement, or fraud by Executive; (b) a willful and material misrepresentation by Executive that relates to the Company, or has a material adverse effect on the Company; (c) any willful misconduct or gross negligence by Executive that is injurious to the Company, including violation of any Laws, or the commission in bad faith by Executive of any act that materially injures or could reasonably be expected to materially injure the reputation, business or business relationships of the Company; (d) any violation by Executive of any fiduciary duties owed by Executive to the Company; (e) Executive’s conviction of, or pleading nolo contendere or guilty to, a felony; (f) Executive’s failure to follow any lawful and material directive by the Board; (g) Executive’s repeated or material insubordination or failure to render services to the Company in accordance with Executive’s obligations and position with the Company; or (h) a material breach by Executive of this Agreement or any other agreement to which Executive and the Company are parties; provided however that, if curable without cost to the Company, the Company will only have Cause to terminate Executive pursuant to this Article III.A.(i)(f)-(h) if the Company provides Executive with written notice of the occurrence giving rise to Cause and Executive fails to cure such occurrence within 30 days of the notice.  For purposes of this Agreement, “Disability” means the inability of Executive to perform Executive’s essential duties and responsibilities with or without reasonable accommodation for a continuous period exceeding 120 days or for a total of 180 days during any period of twelve (12) consecutive months as a result of a physical or mental illness, disease or personal injury.  For purposes of this Agreement, “Good Reason” means the occurrence of any of the following events: (x) a decrease in the Base Salary; (y) a material, adverse change in Executive’s title, authority, duties or responsibilities (other than temporarily while Executive is physically or mentally incapacitated or as required by applicable law); (z) a material breach by the Company of this Agreement; or (aa) Executive is removed from the Board or is nominated for, and stands for, reelection but fails to garner the requisite number of votes to be so reelected; provided however that, it shall not be Good Reason if Executive and the Company mutually agree to a decrease in the Base Salary or Executive’s title, authority, duties or responsibilities and, provided further, that, Executive will only have Good Reason to terminate his employment pursuant to this Article III.A.(i)(x)-(aa) if Executive provides the Company with written notice of the occurrence giving rise to Good Reason within thirty (30) days of Executive learning of such occurrence and, if curable without cost to Executive, the Company fails to cure such occurrence within thirty (30) days of receiving the notice.

(ii)Termination by the Company without Cause or by Executive with Good Reason.  In the event the Company terminates Executive’s employment with the Company without Cause

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during the Term or Executive terminates Executive’s employment with Good Reason during the Term, the Company shall (1) pay Executive the Accrued Obligations, within the time period required by applicable law, and (2) provided that Executive executes and timely returns (and does not revoke) a release of claims in a form and substance reasonably requested by the Company (the “Release”), pay Executive an amount equivalent to (a) the Base Salary for two (2) years (“Salary Continuation”) and (b) two (2) times any Annual Bonus awarded to Executive by the Compensation Committee for the year prior to the year in which Executive’s employment is terminated (the “Continued Bonus”) (the Salary Continuation and the Continued Bonus are collectively references as the “Severance”).  The Salary Continuation shall be paid in equal payments in accordance with the Company’s normal payroll practices, subject to all required and/or authorized withholdings and deductions, with the first payment being made to Executive on the first regular payroll date of the first month following the sixtieth (60th) day after the effective date of termination of Executive’s employment (“Termination Date”) and the remaining payments being made on the Company’s regular payroll dates thereafter through the end of the twenty-four-month period immediately following the Termination Date, provided that the first payment shall include any amounts that would otherwise have been payable during the period between the Termination Date and the date of the first payment.  The Continued Bonus shall be paid in two (2) equal installments with the first payment being made on March 15th of the year following the year in which the Termination Date occurs and the second payment being made on March 15th of the next year.  The Company’s obligation to pay the Severance shall immediately cease if Executive becomes associated in any way with a Competitor as described below in Article IV.C.(i).  Other than as provided in this Article III, the Company shall not owe Executive any further compensation.

ARTICLE IV.
RESTRICTIVE COVENANTS

A.Confidentiality.

(i)Confidential Information. During Executive’s employment with the Company, the Company shall provide Executive and Executive agrees that he will receive otherwise prohibited access to certain Confidential Information of the Company.  For purposes of this Agreement, “Confidential Information” includes all trade secrets and confidential and proprietary information of the Company, including, but not limited to, all Inventions (defined below) and all documents or information, in whatever form or medium, concerning or relating to finances, financial information or data or financial strategies; investments, investment vehicles or investment strategies; operations, policies or practices; ideas; improvements; know-how; discoveries; processes; techniques; designs; drawings; illustrations; sketches; models; prototypes; samples; technical improvements; technology; development tools or techniques; modifications; technical data; patterns; formulas; plans; strategies; devices; hardware; data; products or services; projects; research; developmental or experimental work; plans for research; information concerning past, current, future and/or proposed products or projects; interpretations and analyses; database schemas or tables; infrastructure; testing protocols; developments; development projects; equipment; software; software source documents; computer programs and codes; source code, object code and other documentation regarding software products; programming standards; technical manuals; users’ names or passwords; business practices; operations; policies; business plans; marketing and sales plans, strategies and methods; budgets; forecasts; pricing and pricing strategies; bidding information and strategies; costs; contracts and contract terms (actual and proposed); contractual relationships; customers and clients (actual and prospective); customer and client lists, profiles and preferences; customer and client nonpublic personal information; business records; audits; management methods and information; reports, recommendations and conclusions; and other business or personal information disclosed or made available to Executive by the Company, either directly or indirectly, in writing, orally, or by drawings or observation.  Confidential Information, whether prepared or compiled by Executive or the Company furnished to Executive during Executive’s employment with the Company, shall be the sole and exclusive property of the Company, and none of such Confidential Information or copies thereof shall be retained by Executive.  Executive agrees

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not to dispute, contest, or deny any such ownership rights either during or after Executive’s employment with the Company.  Executive further acknowledges that the Confidential Information: (i) is entrusted to Executive because of Executive’s position with the Company; and (ii) is of such value and nature as to make it reasonable and necessary for Executive to protect and preserve the confidentiality and secrecy of the Confidential Information.  Confidential Information does not include any information which is generally available to and known by the public or becomes generally available to and known by the public (other than as a result of Executive’s breach of this Agreement or any other agreement or obligation to keep such information confidential).

(ii)No Unauthorized Use or Disclosure.  Executive acknowledges and agrees that Confidential Information is proprietary to and a trade secret of the Company and, as such, is a special and unique asset of the Company and that any disclosure or unauthorized use of any Confidential Information by Executive will cause irreparable harm and loss to the Company.  Executive understands and acknowledges that the Confidential Information (i) has been developed by the Company at significant effort and expense and is sufficiently secret to derive economic value from not being generally known to other parties; and (ii) constitutes a protectable business interest of the Company.  Executive acknowledges and agrees that the Company owns the Confidential Information.  Executive shall not dispute, contest, or deny any such ownership rights either during or after Executive’s employment with the Company.  Executive shall preserve and protect the confidentiality of all Confidential Information.  During the period of Executive’s employment with the Company and after Executive’s termination from employment for any reason, Executive shall not directly or indirectly disclose to any unauthorized person or use for Executive’s own account any Confidential Information without the Company’s written consent.  Throughout Executive’s employment with the Company and thereafter: (i) Executive shall hold all Confidential Information in the strictest confidence, take all reasonable precautions to prevent its inadvertent disclosure to any unauthorized person, and follow all Company policies protecting the Confidential Information; and (ii) Executive shall not, directly or indirectly, utilize, disclose to anyone, or publish, use for any purpose, exploit, or allow or assist another person or entity to use, disclose or exploit, without prior written authorization of the Board, any Confidential Information or part thereof, except: (1) as permitted in the proper performance of Executive’s duties for the Company, (2) as permitted in the ordinary course of the Company’s business for the benefit of the Company; or (3) as otherwise permitted or required by law. Executive shall use reasonable best efforts to obligate all persons to whom any Confidential Information shall be disclosed by Executive hereunder to preserve and protect the confidentiality of such Confidential Information. If Executive learns that any person or entity is taking or threatening to take any actions that would compromise any Confidential Information, except as permitted by law, Executive shall promptly advise the Board of all facts concerning such action or threatened action.  Confidential Information prepared or compiled by Executive and/or the Company or furnished to Executive during Executive’s employment with the Company shall be the sole and exclusive property of the Company, and none of such Confidential Information or copies thereof, shall be retained by Executive.  Executive shall not remove any documents or electronically stored information that contains Confidential Information from any Company property except as may be required in the performance of Executive’s duties as a Company Executive.  Executive shall immediately notify the Company if Executive learns of or suspects any actual or potential unauthorized use or disclosure of Confidential Information concerning the Company.  In the event Executive is subpoenaed, served with any legal process or notice, or otherwise requested to produce or divulge, directly or indirectly, any Confidential Information by any entity, agency or person in any formal or informal proceeding including, but not limited to, any interview, deposition, administrative or judicial hearing and/or trial, except where prohibited by law, Executive should immediately notify the Company and deliver a copy of the subpoena, process, notice or other request to the Company as promptly as possible, but under no circumstances more than ten (10) days following Executive’s receipt of same; provided, however, Executive is not required to notify the Company or provide a copy of the subpoena, process, notice or other request where Executive is permitted to make such disclosure of Confidential Information

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pursuant to this Agreement or applicable law or regulation, as set forth in Article IV.A.(iii) or Article IV.A.(iv).

(iii)No Interference.  Notwithstanding any other provision of this Agreement, Executive may disclose Confidential Information when required to do so by a court of competent jurisdiction, by any governmental agency having authority over Executive or the business of the Company or by any administrative body or legislative body (including a committee thereof) with jurisdiction to order Executive to divulge, disclose or make accessible such information.  Executive and the Company agree that nothing in this Agreement is intended to interfere with Executive’s right to (i) report possible violations of federal, state or local law or regulation to any governmental agency or entity charged with the enforcement of any laws; (ii) make other disclosures that are protected under the whistleblower provisions of federal, state or local law or regulation; (iii) file a claim or charge with any federal, state or local government agency or entity; or (iv) testify, assist, or participate in an investigation, hearing, or proceeding conducted by any federal, state or local government or law enforcement agency, entity or court.  In making or initiating any such reports or disclosures, Executive need not seek the Company’s prior authorization and is not required to notify the Company of any such reports or disclosures.

(iv)Defend Trade Secrets Act.  Executive is hereby notified that 18 U.S.C. § 1833(b)(1) states: “An individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that—(A) is made—(i) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.”  Accordingly, Executive has the right to disclose in confidence trade secrets to Federal, State, and local government officials, or to an attorney, for the sole purpose of reporting or investigating a suspected violation of law.  Executive also has the right to disclose trade secrets in a document filed in a lawsuit or other proceeding, but only if the filing is made under seal and protected from public disclosure. Nothing in this Agreement is intended to conflict with 18 U.S.C. § 1833(b) or create liability for disclosures of trade secrets that are expressly allowed by 18 U.S.C. § 1833(b).

(v)Return of Property and Information. Upon the termination of Executive’s employment for any reason, Executive shall immediately return and deliver to the Company any and all property of the Company in Executive’s possession, custody or control, including, without limitation, Confidential Information, software, devices, credit cards, data, reports, proposals, lists, correspondence, materials, equipment, computers, hard drives, papers, books, records, documents, memoranda, manuals, e-mail, electronic or magnetic recordings or data, including all copies thereof, which belong to the Company or relate to the Company’s business affairs and which are in Executive’s possession, custody or control, whether prepared by Executive or others.  If at any time after the termination or resignation of Executive’s employment for any reason, Executive determines that Executive has any Confidential Information or Company property in Executive’s possession or control, Executive shall immediately return it to the Company, including all copies and portions of the information or property.

B.Inventions.

(i)Prior Inventions Retained and Licensed.  In Exhibit A to this Agreement, Executive has provided a list describing all Inventions (defined below) that Executive: (A) conceived, created, developed, made, reduced to practice or completed, either alone or with others, prior to Executive’s employment with the Company; (B) claims a proprietary right or interest in; and (C) does not assign to the Company hereunder (collectively referred to as the “Prior Inventions”).  If no such list is attached, Executive represents that there are no such Prior Inventions.  Executive understands and agrees that the Company makes no attempt to verify Executive’s claim of ownership to any of the Prior Inventions.  If in

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the course of Executive’s employment with the Company, Executive incorporates Prior Inventions into a product, service, process or machine of the Company, Executive hereby grants and shall be deemed to have granted the Company a nonexclusive, royalty-free, irrevocable, sublicensable, transferable, perpetual, and worldwide license to make, have made, modify, use, import, reproduce, distribute, prepare and have prepared derivative works of, offer to sell, sell and otherwise exploit such Prior Inventions.  For purposes of this Agreement, the term “Inventions” means all tangible and intangible inventions, works of authorship, materials, work product, information, methods, designs, computer programs, software, databases, formulas, models, prototypes, reports, discoveries, ideas, improvements, know-how, compositions of matter, processes, photographs, reports, presentations, drawings, illustrations, sketches, developments, and all related intellectual property rights, including patent rights, copyrights, moral rights, mask work rights, trade secrets and trademark rights.

(ii)Assignment of Inventions.  During Executive’s employment with the Company and following the termination of Executive’s employment for any reason, Executive agrees that Executive shall promptly make full written disclosure to the Company, shall hold in trust for the sole right and benefit of the Company, and hereby assigns and shall be deemed to have assigned to the Company or its designee, all of Executive’s right, title, and interest in and to any and all Inventions that have been or may be conceived, created, developed, completed, reduced to practice or otherwise made by Executive, solely or jointly with others, during the period of Executive’s employment with the Company which (A) relate in any manner to the existing or contemplated business, work, or investigations of the Company; (B) are suggested by, result from, or arise out of any work that Executive may do for or on behalf of the Company; (C) result from or arise out of any Confidential Information that may have been disclosed or otherwise made available to Executive as a result of duties assigned to Executive by the Company; or (D) are otherwise made through the use of the time, information, equipment, facilities, supplies or materials of the Company, even if developed, conceived, reduced to practice or otherwise made during other than working hours (collectively referred to as “Company Inventions”).  Executive further acknowledges that all original works of authorship that are made by Executive (solely or jointly with others) within the scope of Executive’s employment with the Company and that are protectable by copyright are “Works Made for Hire,” as that term is defined in the United States Copyright Act.  Executive understands and agrees that the decision whether or not to commercialize or market any Company Inventions is within the Company’s sole discretion and for the Company’s sole benefit, and that no royalty will be due to Executive as a result of the Company’s efforts to commercialize or market any such Company Inventions.

(iii)Maintenance of Records.  Executive agrees to keep and maintain adequate and current hard-copy and electronic records of all Company Inventions.  The records will be available to and remain the sole property of the Company during Executive’s employment with the Company and at all times thereafter.

(iv)Patent and Copyright Registrations.  Executive agrees to assist the Company or its designee, at the Company’s expense, in every proper way to secure the Company’s rights in Company Inventions in any and all countries, including the disclosure to the Company of all pertinent information and data with respect thereto, the execution of all applications, specifications, oaths, assignments, affidavits, and all other instruments which the Company shall deem necessary in order to apply for and obtain such rights and in order to assign and convey to the Company and/or its successors, assigns and nominees, the sole and exclusive rights, title and interest in and to such Company Inventions.  Executive further agrees that Executive’s obligation to execute or cause to be executed, when it is in Executive’s power to do so, any such instrument or papers shall continue after the termination of this Agreement.  Executive hereby appoints the Company as Executive’s attorney-in-fact to execute documents on Executive’s behalf for this purpose.  Executive agrees that this appointment is coupled with an interest and will not be revocable.

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C.Non-Competition and Non-Solicitation of Employees. Executive recognizes and agrees that: (1) the Company would not have entered into this Agreement and agreed to provide Executive the compensation and benefits listed in Article II or the Confidential Information referenced in Article VI.A, but for Executive agreeing to the terms of this Article IV.C; (2) the Company has devoted a considerable amount of time, effort, and expense to develop its Confidential Information and business goodwill; (3) the Confidential Information and the Company’s business goodwill are valuable assets to the Company and give the Company a competitive advantage over others who do not have this information; and (4) any unauthorized use or disclosure of the Company’s Confidential Information and/or damage to the Company’s business goodwill would cause irreparable harm to the Company for which there is no adequate remedy at law.  For these reasons, Executive agrees that to protect the Company’s Confidential Information and/or business goodwill, it is necessary to enter into the following restrictive covenants.  For these reasons, during the Restricted Period (defined below) and within the Restricted Area (defined below), Executive agrees that:

(i)Executive will not, directly or indirectly, whether individually or as a principal, partner, stockholder, manager, agent, consultant, contractor, distributor, employee, lender, investor, or as a director or officer of any corporate entity or association, or in any other manner or capacity whatsoever, become employed by, control, manage, carry on, join, lend money to, operate, engage in, establish, take steps to establish, perform services for, invest in, solicit investors for, consult for, do business with or otherwise work for any entity within the charitable donor-advised fund or generosity sectors that sells products or provides services that are competitive with the products or services of the Company, including but not limited to, any digital platforms connecting individual financial donations and nonprofit organizations or causes, tax-incentive charitable giving services, or investment funds supporting collective causes (“Competitor”).

(ii)Executive will not, directly or indirectly, solicit, recruit, or encourage to leave or otherwise cease his/her employment or engagement with the Company any individual who is an employee or independent contractor of the Company or who was an employee or independent contractor of the Company within the twelve (12) month period prior to Executive’s termination from employment with the Company.

(iii)“Restricted Period” means during Executive’s employment and for two (2) years after Executive’s employment terminates, for any reason; provided, however, that if a court determines that such period is unenforceable, the Restricted Period shall mean during Executive’s employment and for one (1) year after Executive’s employment terminates; provided, however, that if a court determines that such period is unenforceable, the Restricted Period shall mean during Executive’s employment and for six (6) months after Executive’s employment terminates.

(iv)“Restricted Area” means the geographic area of the United States of America and Canada; provided however, that if a court determines such geographic scope is unenforceable, Restricted Area shall mean the geographic area of the United States; provided that, if a court determines such geographic scope is unenforceable, Restricted Area shall mean the geographic area in which Company (i) has customers, (ii) sells products or services, or (iii) has taken material steps, which steps are known to Executive, to enter, during Executive’s employment.

D.Tolling.  If Executive violates any of the restrictions contained in this Article IV, the Restricted Period shall be suspended and shall not run in favor of Executive from the time of the commencement of any violation until the time when Executive cures the violation to the satisfaction of the Company; the period of time in which Executive is in breach shall be added to the Restricted Period.

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E.Non-Disparagement.  Executive shall refrain, both during employment and after Executive’s employment terminates, from publishing any oral or written statements about the Company or any of the Company’s founders, owners, principals, directors, members, managers, officers, employees, consultants, agents or representatives (the “Company Group”) or the Company’s plans or prospects or business reputation that (i) are slanderous, libelous or defamatory or which would likely have an adverse effect on the Company; or (ii) place the Company or any member of the Company Group in a false light before the public.  The rights afforded the Company under this provision are in addition to any and all rights and remedies otherwise afforded by law.  Nothing in this provision is intended to interfere with the Executive’s rights set forth in Article IV.A.(iv).

F.Return of Company Property.  Upon request by the Company or upon the termination of Executive’s employment for any reason, Executive shall immediately return and deliver to the Company any and all property, including, without limitation, Confidential Information, software, hardware, including any and all Company-issued equipment, devices, cellular telephones, tablets, computers, laptops, hard drives, keys, access cards, access codes or passwords, databases, files, documents, records, reports, memoranda, research, plans, proposals, lists, papers, books, forms, drawings, specifications, notebooks, manuals, correspondence, materials, e-mail, electronic or magnetic recordings or data, including all copies thereof (in electronic or hard copy format), which belong to the Company or which relate to the Company’s business and which are in Executive’s possession, custody or control, whether prepared by Executive or others.  Executive further agrees that after Executive provides such property to the Company, Executive will immediately destroy any information or documents, whether prepared by Executive or others, containing or reflecting any Confidential Information or relating to the business of the Company from any computer, cellular phone or other digital or electronic device in Executive’s possession, custody or control, and Executive shall certify such destruction in writing to the Company.  Upon request by the Company, Executive shall provide such computer, cellular phone or other digital or electronic device to the Company or the Company’s designee for inspection to confirm that such information and documents have been destroyed.  If at any time after the termination of Executive’s employment for any reason, Executive or the Company determines that Executive has any property of the Company in Executive’s possession, custody or control, Executive shall immediately return all such property, including all copies and portions thereof, to the Company.

G.Remedies.  Executive acknowledges that the restrictions contained in Article IV of this Agreement, in view of the nature of the Company’s business and Executive’s position with the Company, are reasonable and necessary to protect the Company’s legitimate business interests.  Executive further acknowledges and agrees that the covenants, obligations and agreements of Executive contained in Article IV concern special, unique and extraordinary matters and that a violation of any of the terms of these covenants, obligations or agreements will cause the Company irreparable injury for which adequate remedies at law are not available.  Executive agrees that the Company shall be entitled to an injunction, restraining order, and all other relief (without the requirement to post bond) as a court of competent jurisdiction may deem necessary or appropriate, in addition to damages, attorneys’ fees and costs.  The remedies in this Article IV shall not be deemed the exclusive remedies for a breach or threatened breach of this Article IV but shall be in addition to all remedies available at law or in equity. The existence of any claim or cause of action Executive may have against the Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the Company’s enforcement of the covenants in Article IV.  No modification or waiver of any covenant contained in Article IV shall be valid unless the Board approves the waiver or modification in writing.

H.Survival.  To the extent necessary to carry out the intentions of the Parties under this Agreement, each Party’s respective post-termination rights and obligations shall survive the termination of this Agreement and Executive’s termination of employment with the Company for any reason.

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ARTICLE V.
MISCELLANEOUS PROVISIONS

A.Governing Law.  This Agreement shall be governed by and construed under the laws of the State of Arizona, without regard to any conflict of law or choice of law rules.

B.Venue and Arbitration.

(i)Venue of any dispute arising out of Executive’s employment or this Agreement shall be in Maricopa County, Arizona.

(ii)The parties agree to utilize binding arbitration as the sole and exclusive means to resolve all claims, disputes, and controversies that may arise out of or be related in any way to this Agreement, the breach of this Agreement, Executive’s employment, and/or Executive’s separation of employment (any such matter, a “Dispute”).  Except as expressly stated herein, the parties hereby agree to waive their right to have any Dispute between Executive and the Company (or its affiliates, owners, directors, officers, managers, employees, agents, and parties affiliated with its employee benefit and health plans) resolved in a court of law by a judge or jury.  Notwithstanding the foregoing, this agreement to arbitrate will not prevent either party from seeking injunctive relief (or any other provisional remedy) from any court having jurisdiction over the parties and the subject matter of their Dispute relating to this Agreement.  The parties agree that any Dispute shall be submitted to and determined exclusively by binding arbitration under the Federal Arbitration Act (“FAA”) through the American Arbitration Association (“AAA”).  Both the Company and Executive agree that any arbitration proceeding must move forward under the FAA’s procedural provisions even if the claims, disputes or controversies may also involve or relate to parties who are not parties to this Agreement and/or claims, disputes or controversies that are not subject to arbitration.  All rules of pleading, all rules of evidence, and all rights to resolution of the dispute by means of motions for summary judgment, and judgment on the pleadings shall apply and be observed.  Awards shall include the arbitrator’s written reasoned opinion.  Resolution of all Disputes shall be based solely upon the law governing the claims and defenses pleaded, and the arbitrator may not invoke any basis other than such controlling law.  To provide for the efficient and timely adjudication of Disputes, all Disputes brought under this binding agreement to arbitrate shall be brought in the individual capacity of Executive or the Company.  To the fullest extent permitted by law, this binding agreement to arbitrate shall not be construed to allow or permit the consolidation or joinder of other claims, disputes or controversies involving any other employees, or permit such claims, disputes or controversies to proceed as a class or collective action.  No arbitrator shall have the authority under this agreement to arbitrate to order or adjudicate any such class or collective action.

(iii)Disputes excluded from this requirement of binding arbitration are claims, disputes and/or controversies brought before the National Labor Relations Board, the Equal Employment Opportunity Commission or any similar state or federal agency, claims for workers’ compensation or unemployment benefits, or as may otherwise be required by state or federal law.

C.Cooperation.  After the termination of Executive’s employment, Executive shall cooperate and provide reasonable assistance, at the request of the Company, (1) in the transitioning of Executive’s job duties and responsibilities, (2) with any and all investigations, and (3) with other legal, equitable or business matters or proceedings which involve any matters on which Executive worked or had responsibility during Executive’s employment with the Company.

D.Headings.  The paragraph headings contained in this Agreement are for convenience only and shall in no way or manner be construed as a part of this Agreement.

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E.Severability.  In the event that any court of competent jurisdiction or arbitrator holds any provision in this Agreement to be invalid, illegal or unenforceable in any respect, the remaining provisions shall not be affected or invalidated and shall remain in full force and effect.

F.Reformation.  In the event any court of competent jurisdiction or arbitrator holds any restriction in this Agreement to be unreasonable and/or unenforceable as written, the court or arbitrator may reform this Agreement to make it enforceable, and this Agreement shall remain in full force and effect as reformed by the court or arbitrator.

G.Entire Agreement.  This Agreement constitutes the entire agreement among the Parties, and fully supersedes any and all prior agreements, understanding or representations among the Parties pertaining to or concerning the subject matter of this Agreement, including, without limitation, Executive’s employment with the Company; provided, however, Executive’s obligations under this Agreement are in addition to Executive’s obligations under the Company’s policies and procedures.  No oral statements or prior written material not specifically incorporated in this Agreement shall be of any force and effect, and no changes in or additions to this Agreement shall be recognized, unless incorporated in this Agreement by written amendment, such amendment to become effective on the date stipulated in it.  Any amendment to this Agreement must be in writing and must be signed by all parties to this Agreement.

H.Disclaimer of Reliance.  Except for the specific representations expressly made by the Company in this Agreement, Executive specifically disclaims that Executive is relying upon or has relied upon any communications, promises, statements, inducements, or representation(s) that may have been made, oral or written, regarding the subject matter of this Agreement, the terms of Executive’s employment, and any compensation or benefits to which Executive may be entitled.

I.Independent Review & Judgment.  Executive acknowledges and represents that Executive has reviewed and understands all of the terms in this Agreement.  Executive represents that Executive relied solely and only on Executive’s own judgment in making the decision to enter into this Agreement.  Executive further acknowledges that the Company has not and is not providing any legal or tax advice to Executive in connection with this Agreement.  The Company hereby advises Executive to seek independent legal and tax advice prior to signing this Agreement and, by signing this Agreement, Executive represents that Executive has had sufficient time to seek such advice.

J.No Fiduciary Relationship by the Company.  This Agreement does not create, nor shall it be construed as creating, any principal and agent, trust, or other fiduciary duty or special relationship running from the Company (or any of its officers or directors) to Executive.

K.Waiver.  No waiver of any breach of this Agreement shall be construed to be a waiver as to succeeding breaches.  The failure of either Party to insist in any one or more instances upon performance of any terms or conditions of this Agreement shall not be construed as a waiver of future performance of any such term, covenant or condition but the obligations of the Parties with respect thereto shall continue in full force and effect.  The breach by one Party to this Agreement shall not preclude equitable relief, injunctive relief, damages or the obligations in Article IV.

L.Modification.  The provisions of this Agreement may be amended, modified or waived only with the prior written consent of the Company and Executive, and no course of conduct or failure or delay in enforcing the provisions of this Agreement shall be construed as a waiver of such provisions or affect the validity, binding effect or enforceability of this Agreement or any provision hereof.

M.Assignment.  This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective heirs, successors and permitted assigns.  Executive may not assign this

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Agreement to a third party.  Except as provided in this Agreement, nothing in this Agreement entitles any person other than the Parties to the Agreement to any claim, cause of action, remedy, or right of any kind.

N.Section 409A.  This Agreement is intended to be interpreted and applied so that the payments and benefits set forth herein shall either be exempt from the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (and the regulations and other guidance issued thereunder)(“Section 409A”), or if such payments and benefits are not exempt from the requirements of Section 409A, in compliance with the requirements of Section 409A.  In no event may Executive, directly or indirectly, designate the calendar year of any payment to be made under this Agreement or otherwise which constitutes a “deferral of compensation” within the meaning of Section 409A.  Notwithstanding anything in this Agreement or elsewhere to the contrary, a termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits that constitute “non-qualified deferred compensation” within the meaning of Section 409A upon or following a termination of Executive’s employment unless such termination is also a “separation from service” within the meaning of Section 409A and, for purposes of any such provision of this Agreement, references to a “termination,” “termination of employment” or like terms shall mean “separation from service” within the meaning of Section 409A.  Notwithstanding any provision in this Agreement or elsewhere to the contrary, if on Executive’s termination of employment, Executive is deemed to be a “specified employee” within the meaning of Section 409A, any payments or benefits due upon a termination of Executive’s employment under any arrangement that constitutes a “deferral of compensation” within the meaning of Section 409A (whether under this Agreement, any other plan, program, payroll practice or any equity grant) and which do not otherwise qualify under the exemptions under Treasury Regulation section 1.409A-1 (including without limitation, the short-term deferral exemption and the permitted payments under Treasury Regulation section 1.409A-1(b)(9)(iii)(A)), shall be delayed and paid or provided to Executive in a lump sum (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) on the earlier of (x) the date which is six months and one day after Executive’s separation from service for any reason other than death, and (y) the date of Executive’s death, and any remaining payments and benefits shall be paid or provided in accordance with the normal payment dates specified for such payment or benefit.  With respect to any expense reimbursement benefit provided pursuant to this Agreement, (1) the amount of expenses eligible for reimbursement provided to Executive during any calendar year shall not affect the amount of expenses eligible for reimbursement provided to Executive in any other calendar year, (2) the reimbursements for expenses for which Executive is entitled to be reimbursed shall be made on or before the last day of the calendar year following the calendar year in which the applicable expense is incurred, and (3) the right to payment or reimbursement hereunder may not be liquidated or exchanged for any other benefit.  Each payment under this Agreement to Executive shall be deemed a separate payment. To the extent the benefits provided under Article II.B or Article III.A.(ii) are otherwise taxable to Executive, such benefits, for purposes of Section 409A shall be provided as separate monthly in-kind payments of those benefits, and to the extent those benefits are subject to and not otherwise excepted from Section 409A, the provision of the in-kind benefits during one calendar year shall not affect the in-kind benefits to be provided in any other calendar year.  The Company and Executive intend that each installment of payments and benefits provided under this Agreement shall be treated as a separate identified payment for purposes of Section 409A.

O.Further Acts.  Whether or not specifically required under the terms of this Agreement, each Party shall execute and deliver such documents and take such further actions as shall be necessary in order for such Party to perform all of his or its obligations specified in the Agreement or reasonably implied from the Agreement’s terms.

P.Execution in Multiple Counterparts.  This Agreement may be executed in multiple counterparts, whether or not all signatories appear on these counterparts, and each counterpart shall be deemed an original for all purposes.

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[Signature Page Follows]

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IN WITNESS WHEREOF, the Company and Executive have caused this Agreement to be executed on the date first set forth above, to be effective as of the Effective Date.

EXECUTIVE:	Signature:	/s/ Gene Baldwin

	Printed Name:	Gene Baldwin

	Date:	7/8/2020

THE COMPANY:	Signature:	/s/ Scott A. Reed

	Printed Name:	Scott Reed

	Title:	Chairman, Compensation Committee

	Date:	7/8/2020

Signature Page to Executive Employment Agreement

EXHIBIT A

[NONE]

Signature Page to Executive Employment Agreement